SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 5)



                              Arch Coal, Inc.
                              (Name of Issuer)

                                Common Stock
                       (Title of class of Securities)

                                 039380100
                               (CUSIP Number)

                             David L. Hausrath
                             Vice President and
                              General Counsel
                                Ashland Inc.
                        50 E. RiverCenter Boulevard
                                P.O. Box 391
                          Covington, KY 41012-0391
                               (606) 815-3333
               (Name, address and telephone number of person
             authorized to receive notices and communications)

                             February 24, 2000
          (Date of event which requires filing of this statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

                                                                Page 2 of 7
CUSIP No. 039380100                    13D


1        NAME OF REPORTING PERSONS       Ashland Inc.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                  61-0122250

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [  ]
                  N/A                                         (b)  [  ]

3        SEC USE ONLY

4        SOURCE OF FUNDS   00       (See Item 3)

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)     [  ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Kentucky

       NUMBER OF               7    SOLE VOTING POWER
        SHARES                          22,123,273
     BENEFICIALLY
       OWNED BY                8    SHARED VOTING POWER
         EACH                           0
       REPORTING
      PERSON WITH              9    SOLE DISPOSITIVE POWER
                                        22,123,273

                              10    SHARED DISPOSITIVE POWER
                                        0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              22,123,273 shares of common stock

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES     [  ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              58.0% of the shares of common stock

14       TYPE OF REPORTING PERSON
                             CO

                     Securities and Exchange Commission
                           Washington, D.C. 20549
                                Schedule 13D

Item 1.  Security and Issuer
----------------------------

         Ashland Inc. ("Ashland") currently owns 22,123,273 shares of common stock ("common stock"), par value $.01 per share, of Arch Coal, Inc. ("Arch Coal").
         Arch Coal is a Delaware corporation with its principal executive offices located at City Place One, Suite 300, Creve Coeur, Missouri 63141.

Item 2.  Identity and Background
--------------------------------

         (a), (b) and (c) Ashland is a Kentucky corporation with its principal executive offices located at 50 E. RiverCenter Blvd., P. O. Box 391, Covington, Kentucky 41012-0391. Ashland is a diversified company with wholly owned operations in distribution, specialty chemicals, motor oil and car care products, and highway construction. Ashland also has a 38-percent equity interest in Marathon Ashland Petroleum LLC and a 58-percent equity interest in Arch Coal.
         The executive officers and directors of Ashland and their principal occupations are shown on the attached Schedule I. The business address of each executive officer is shown on Schedule I. Each director's business address is Ashland Inc., c/o Office of the Secretary, 50 E. RiverCenter Boulevard, P. O. Box 391, Covington, KY 41012-0391.
         (d-e) During the last five years, neither Ashland nor any of the persons listed in Schedule I hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
         (f)      Each executive officer and director is a U.S. citizen.

Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------
         Not applicable.

Item 4.  Purpose of Transaction
-------------------------------

         On June 22, 1999, Ashland, as a shareholder of Arch Coal, announced that it had retained the investment banking firm of Goldman Sachs to help Ashland explore strategic alternatives for its investment in Arch Coal.

         On October 5, 1999, Ashland announced that it was making progress on its study to explore strategic alternatives for its investment in Arch Coal and that, at that point, a tax-free spin-off to its shareholders seemed to be its preferred alternative. Ashland also announced that it had submitted a proposal to Arch Coal and had begun discussions with a special committee of the Arch Coal Board of Directors regarding such a spin-off transaction. Such a spin-off would be subject, among other things, to a negotiated agreement with the special committee of the Arch Coal Board of Directors, approval by the Arch Coal shareholders, a favorable ruling from the Internal Revenue Service, and approval by Ashland's Board of Directors.

         On January 24, 2000, Ashland announced that it was continuing to pursue spin-off alternatives for its investment in Arch Coal, including both tax-free and taxable distributions. A taxable distribution would be a taxable event to Ashland and would create dividend income to Ashland shareholders.

         On February 24, 2000, Ashland announced that, absent intervening circumstances or material events, Ashland's management intends to recommend to its Board of Directors at the next Ashland Board meeting, to be held on March 16, 2000, a distribution to Ashland's shareholders of 17,397,233 shares of its Arch Coal Common Stock in the form of a taxable dividend. If the transaction is approved by the Ashland Board of Directors, Ashland anticipates that the taxable distribution would be completed by the first week of April 2000. There can be no assurance that such intervening circumstances or material events will not occur or that the approval of the Ashland Board of Directors will be obtained. If the taxable distribution is completed, Ashland anticipates that, subject to then-existing market conditions, it will thereafter seek to dispose of Ashland's remaining 4,726,040 shares of Arch Coal Common Stock in a tax efficient manner. There can be no certainty as to when or whether such a disposition may be completed.

         Ashland also announced that, in anticipation of the taxable distribution, two of Ashland's four employees currently on the Arch Coal Board of Directors, Paul W. Chellgren and J. Marvin Quin, will not stand for re-election to the Arch Coal Board at Arch Coal's upcoming Annual Meeting on April 20, 2000. If the taxable distribution of its Arch Coal shares does not occur, Ashland anticipates that it will seek to regain two additional seats on the Arch Coal Board. Ashland, as a 58% shareholder, currently has the ability to elect seven directors to the Arch Board under
the   cumulative   voting
provisions of Arch Coal's certificate of incorporation and after giving effect to a Stockholders' Agreement between Arch Coal, Ashland and Carboex S.A. dated April 4, 1997.

         Any strategic alternatives, including a taxable distribution, may result in (a) the acquisition by any person of additional securities of Arch Coal, or the disposition of securities of Arch Coal; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Arch Coal or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Arch Coal or any of its subsidiaries; (d) a change in the present board of directors or management of Arch Coal, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) a material change in the present capitalization or dividend policy of Arch Coal; (f) a material change in Arch Coal's business or corporate structure; (g) changes in Arch Coal's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Arch Coal by any person; (h) a class of securities of Arch Coal to be delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) the common stock of Arch Coal becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or (j) any action similar to the foregoing.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

I.       Ashland
         -------

         (a) Ashland presently owns 22,123,273 shares of Arch Coal common stock which represents approximately 58.0% of the total issued and outstanding stock of Arch Coal.

         (b) Ashland has sole voting power and the sole power to dispose or to direct the disposition of its shares of Arch Coal common stock.

         (c) Neither Ashland nor the persons listed in Item 2 has effected any transaction relating to Arch Coal common stock within the last 60 days.

         (d)      Not applicable.
         (e)      Not applicable.

II.      Executive Officers and Directors of Ashland
         -------------------------------------------

         The beneficial ownership of the common stock of Arch Coal of certain executive officers and directors of Ashland Inc. is listed on
Schedule II. If not listed on Schedule II, the executive officer or director does not beneficially own Arch Coal common stock.

Item 6.  Contracts, Arrangements, Understandings or Relationships with
----------------------------------------------------------------------
         Respect to Securities of the Issuer
         -----------------------------------

         Pursuant to a Stockholders Agreement between Arch Coal, Ashland and Carboex S.A. ("Carboex"), Arch Coal has agreed to nominate for election as a director of Arch Coal a person designated by Carboex, and Ashland has agreed, among other things, to vote its shares of Arch Coal common stock in a manner sufficient to cause the election of such nominee.

Item 7.  Material to be Filed as Exhibits
-----------------------------------------

         Stockholders Agreement between Arch Coal, Ashland and Carboex S.A. dated April 4, 1997 (filed as Exhibit 7 to Ashland's Schedule 13D (Amendment No. 2) dated June 22, 1999, and incorporated herein by reference).

                                                                Page 7 of 7
                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              February 24, 2000
                                         -----------------------------
                                                    (Date)

                                               /s/ David L. Hausrath
                                         -----------------------------
                                         David L. Hausrath
                                         Vice President and General Counsel

                                 Schedule I
                                 ----------
                      DIRECTORS AND EXECUTIVE OFFICERS
                                     OF
                                ASHLAND INC.
                PRINCIPAL OCCUPATIONS AND BUSINESS ADDRESSES
                --------------------------------------------

    DIRECTORS                                                       PRINCIPAL OCCUPATION*
----------------                      --------------------------------------------------------------------------------------

Samuel C. Butler                      Partner of Cravath, Swaine & Moore, Attorneys, New York, New York

Frank C. Carlucci                     Chairman of the Board of The Carlyle Group, Washington, D.C.

Paul W. Chellgren                     Chairman of the Board and Chief Executive Officer of Ashland Inc., Covington,
                                      Kentucky

Ernest H. Drew                        Former CEO of Westinghouse Industries and Technology Group

James B. Farley                       Private Investor and Retired Chairman and Chief Executive Officer of Mutual Life
                                      Insurance Company of New York, New York (now known as The MONY Group)

Bernadine P. Healy                    President of the American Red Cross, Washington, D.C.

Mannie L. Jackson                     Majority owner and Chairman and Chief Executive Officer of the Harlem
                                      Globetrotters, International

Patrick F. Noonan                     Chairman of the Board of The Conservation Fund, Arlington, Virginia

Jane C. Pfeiffer                      Management Consultant, Vero Beach, Florida

William L. Rouse, Jr.                 Investments, Naples, Florida

Theodore M. Solso                     Chairman and Chief Executive Officer of Cummins Engine Company, Inc., Columbus,
                                      Indiana

* For business addresses, see Item 2.



EXECUTIVE OFFICERS                    BUSINESS ADDRESS                          PRINCIPAL OCCUPATION
----------------------                -------------------------                 --------------------------------------------


Paul W. Chellgren                       P. O. Box 391                           Chairman of the Board
                                        Covington, KY  41012                    and Chief Executive Officer

James R. Boyd                           P. O. Box 391                           Senior Vice President
                                        Covington, KY  41012                    and Group Operating Officer

David J. D'Antoni                       P. O. Box 2219                          Senior Vice President
                                        Columbus, OH  43216                     and Group Operating
                                                                                Officer

J. Marvin Quin                          P. O. Box 391                           Senior Vice President
                                        Covington, KY  41012                    and Chief Financial Officer

James J. O'Brien                        P. O. Box 1400                          Senior Vice President;
                                        Lexington, KY 40512                     President, The Valvoline
                                                                                Company

Charles F. Potts                        APAC, Inc.                              Senior Vice President;
                                        3340 Peachtree Rd., NE                  President, APAC, Inc.
                                        Tower Place
                                        Atlanta, GA  30326

Kenneth L. Aulen                        P. O. Box 391                           Administrative Vice
                                        Ashland, KY  41114                      President; Controller

Philip W. Block                         P. O. Box 391                           Administrative Vice
                                        Covington, KY  41012                    President

J. Dan Lacy                             P. O. Box 391                           Vice President
                                        Covington, KY  41012

David L. Hausrath                       P. O. Box 391                           Vice President and
                                        Covington, KY  41012                    General Counsel

Richard P. Thomas                       P. O. Box 391                           Vice President and
                                        Covington, KY  41012                    Secretary

Peter M. Bokach                         P. O. Box 2219                          Vice President;
                                        Columbus, OH  43216                     President of Ashland
                                                                                Distribution Company

James A. Duquin                         P. O. Box 2219                          Vice President;
                                        Columbus, OH  43216                     President of Ashland
                                                                                Specialty Chemical Company

Lamar M. Chambers                       P. O. Box 391                           Auditor
                                        Covington, KY  41012


                                SCHEDULE II

                            Stock Transactions
 Executive Officer of        effected within
     of Ashland               past 60 days            Total Ownership
----------------------      -------------------       ---------------

Paul W. Chellgren                                     8,000 - direct

                                                      598 - direct - held in
                                                      the Arch Coal DRIP


J. Marvin Quin                                        1,500 - direct




James R. Boyd                                         5,000 - direct




Philip W. Block                                       400 - direct

                               EXHIBIT INDEX



Stockholders Agreement between Arch Coal, Ashland and Carboex S.A. dated April 4, 1997 (filed as Exhibit 7 to Ashland's Schedule 13D (Amendment No.
2) dated June 22, 1999, and incorporated herein by reference).